

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Ori Gon
Chief Financial Officer
ReWalk Robotics Ltd.
3 Hatnufa St., Floor 6
Yokneam Ilit
2069203, Israel

> **Re: ReWalk Robotics Ltd.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2021**
> **File No. 333-254147**

Dear Mr. Gon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson at 202-551-5880 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Colin Diamond